Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934
Form S-4 File No.: 333-229464
Subject Company: Celgene Corporation
SEC File No.: 001-34912

Explanatory Note: The following materials were distributed by Bristol-Myers Squibb Company on March 25, 2019.

   Significant Value Creation Opportunity from Celgene Pipeline  INVESTOR PRESENTATIONMARCH 25, 2019

 Important Information For Investors And Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on February 1, 2019 and February 20, 2019, containing a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb. The registration statement was declared effective by the SEC on February 22, 2019, and Bristol-Myers Squibb and Celgene commenced mailing the definitive joint proxy statement/prospectus to stockholders of Bristol-Myers Squibb and Celgene on or about February 22, 2019. INVESTORS AND SECURITY HOLDERS OF Bristol-Myers Squibb and Celgene ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.  Certain Information Regarding ParticipantsBristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 25, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 26, 2019, as amended on March 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Bristol-Myers Squibb and Celgene filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

 Cautionary Statement Regarding Forward-Looking StatementsThis communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb’s or Celgene’s projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.This communication contains non-GAAP financial measures that are adjusted to exclude certain costs, expenses, gains and losses and other specified items that are evaluated on an individual basis. Non-GAAP information is intended to portray the results of our baseline performance, supplement or enhance management, analysts and investors overall understanding of our underlying financial performance and facilitate comparisons among current, past and future periods. This information is not intended to be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in method and in the items being adjusted.

 Celgene’s Pipeline Expected to Create Significant Value  More than 80% of transaction cost supported by value of currently marketed products and synergiesValue of currently marketed products reflects more conservative assumptions than Street analyst consensus, primarily driven by RevlimidSignificant upside opportunity based on implied cost to breakeven on highly attractive pipeline, given 5 late-stage pipeline assets (“Big 5”), >20 Phase 1/2 assets and leading cell therapy and protein homeostasis platforms  Celgene Components of Value  In $Bn    > 80% of Transaction Cost  $90Bn Transaction Cost  Implied cost to break-even  Significant value creation expected

BMS is Uniquely Positioned to Maximize the Value of Celgene's Strong Late-Stage Pipeline

- **Bristol-Myers Squibb is recognized as having industry-leading commercial capabilities:**
  - **Launch Execution • Efficient & Effective Commercialization Model • World-Class Access & Reimbursement • Innovating to Transform Markets**
  - **Commercial execution has resulted in exceptional product performance:**
    - Almost 60% of current sales from products launched in the past 5 years
    - Opdivo has been most successful oncology launch in industry history & established as leading treatment in key approved tumors
    - Eliquis established as new standard of care in anticoagulation treatment despite being third to market
- **Celgene's late-stage pipeline is a portfolio of substantially de-risked, pre-launch medicines with potential to be first-in-class and/or best-in-class in their categories and generate substantial value**
  - **Differentiated clinical profile (medical effectiveness, safety and tolerability) for initial launch already demonstrated in clinical trials for all 5 assets:**
    - Successful clinical trials are complete for three assets and strong preliminary clinical data already known for the other two
  - **Progress for approval on track:**
    - 2 assets already under regulatory review, with a third expected to be submitted to FDA in April
  - **Combined company is well-positioned to leverage BMS commercial expertise to drive successful launch execution**
- **The Celgene early-stage pipeline includes assets and capabilities that, when combined with our commercialization capabilities, will also drive long-term revenue sustainability**

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Bristol-Myers Squibb

     Celgene Near-term Pipeline is a Substantially De-risked, Pre-launch Portfolio with Significant Potential to Generate Value  Asset  Registrational Profile  FDA & Approval Status  Ozanimod  Successful Phase 3 in Multiple Sclerosis  Submitted in EU, US by 1Q2019  Luspatercept  Successful Phase 3 in 2L Myelodysplastic Syndromes and Beta-Thalassemia  Submission planned for April 2019  liso-cel  Strong preliminary registrational data presented in a common form of Non-Hodgkins Lymphoma, additional follow-up ongoing  Submission planned 2H2019  bb2121  Strong preliminary registrational data presented in Multiple Myeloma, additional follow-up ongoing  Submission planned late 2019/early 2020  Fedratinib  Successful Phase 3 and Phase 2 registational data published in Myelofibrosis  Under priority review at FDA  Celgene near term pipeline is a substantially de-risked, pre-launch portfolio  Combination will leverage BMS industry-leading commercial & launch capabilities  1  2  3  4  5

BMS Has World-Class Commercial Capabilities to Accelerate Near-Term Launches

Best-in-class Launch Execution

- Flawlessly launched 16 Opdivo indications in 4 years
- Leading I-O share where Opdivo is approved
- Established Eliquis as the #1 new oral anticoagulant despite entering market 3rd
- Transformed our portfolio over a 5-year period

Efficient and Effective Commercialization model

- Streamlined global to market model with reduced layers enables speed
- Commercial focus on top brands in key markets with experienced, highly capable teams to drive execution
- Leading centralized analytic capabilities to pivot execution and maximize ROI

World-class Value, Access, and Pricing capabilities

- Global presence in over 50 countries (delivered 400+ approvals for Opdivo)
- Highly effective data generation AND use of real world evidence to demonstrate value
- Extensive portfolio of innovative value based contracts globally
- Top ranked reimbursement support services

Innovation to Transform Markets

- Oncology: Led I-O revolution with world class education effort starting with Yervoy
- Eliquis: Led paradigm shift in treatment of atrial fibrillation from 50+ years of warfarin use to novel agents

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Bristol-Myers Squibb

Proven Success in Transitioning Portfolio Over Time

- Management has a proven track record of success in transitioning a mature portfolio and returning to growth
- Beginning in 2011, loss of >$7Bn in sales for the blood thinner Plavix represented one of the largest patent cliffs in history, as defined by % of company sales
- Over 5-year period from 2013 to 2018:
  - BMS grew revenues from $16Bn to $23Bn, despite losing >50% of 2013 sales due to LOEs
  - >$15Bn incremental sales from new products, replacing ~165% of 2013 revenues lost
- Composition of 2018 sales highlights product freshness:
  - **59%** from products launched since 2013[1]
  - **65%** from products launched since 2011

BMS Historical Total Sales ($Bn)



16
16
17
19
21
23
2013
2014
2015
2016
2017
2018
Δ'13-'18:
+$6Bn
+$14Bn
+$2Bn
($9Bn)

Contribution of Sales (%)



2013: 7% / 17% / 77%
2014: 13% / 20% / 67%
2015: 24% / 21% / 55%
2016: 43% / 21% / 36%
2017: 54% / 22% / 24%
2018: 65% / 21% / 14%
Established Brands
Plavix
ABILIFY (aripiprazole)
Other
Prioritized Brands Launched Since 2011
YERVOY (ipilimumab)
Eliquis (apixaban) tablets
OPDIVO (nivolumab)
Empliciti (elotuzumab)
Other Prioritized Brands
ORENCIA (abatacept)
SPRYCEL dasatinib

Through solid execution, BMS almost doubled the amount of sales that were lost primarily from loss of exclusivity over the last 5 years

1. Represents combined sales contribution in 2018 of Eliquis, Opdivo and Empliciti

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Bristol-Myers Squibb

   Opdivo is the Most Successful Oncology Launch  Top Oncology Products: Cumulative Sales in 4 Years Post Launch  US Sales ($Bn)  Approvals Post-Launch              0  2  4  6  8  10  Opdivo  Avastin  Taxotere  12      14  16  in Yearsin the U.S.  Approvals   16  4  Source: IQVIA NSP $ Sales US only

Despite Competitive Intensity, BMS Continues to Lead in Key Tumors Where Opdivo is Approved

While Competition Has Been Substantial…

U.S. Approval	Commercialization	Product
Sep. 2014	MERCK	KEYTRUDA (pembrolizumab) injection 100 mg
Dec. 2014	Bristol-Myers Squibb	OPDIVO (nivolumab)
May. 2016	Genentech	TECENTRIQ atezolizumab
Mar. 2017	Pfizer, MERCK	BAVENCIO avelumab Injection 20 mg/mL
May. 2017	AstraZeneca	IMFINZI durvalumab
Sep. 2018	REGENERON, SANOFI	LIBTAYO (cemiplimab-rwlc) injection 350 mg

Opdivo's Future Growth Potential is Driven By:

- Broadened first line lung cancer program
- Multiple registered trials in various tumor types
- Industry leading development program in the adjuvant setting

… BMS Has Maintained I-O Leadership Across Many Key Tumors

BMS I-O share includes Opdivo and Yervoy share in combination and/or monotherapy

LUNG
- 2L Leadership with 28% BMS I-O share
- 3L+ SCLC Leadership with 68% BMS I-O share

MELANOMA
- 1L Leadership with 60% BMS I-O share
- Adjuvant Leadership with 77% BMS I-O share

RENAL CELL CARCINOMA
- 1L Leadership with 44% BMS I-O share
- 2L Leadership with 52% BMS I-O share

HEAD & NECK
- Post platinum 18% BMS I-O share

2L HEPATOCELLULAR CARCINOMA
- 2L Leadership with 57% BMS I-O share

BMS Share Source: AIRxShare Jan-19 (8WRA for NSCLC, 13WRA for all other tumors); SCLC 3L+ share is for the month of Dec-18. CRC, HL, Bladder and stage III unresectable NSCLC shares are not available to BMS; Overlapping approvals with Opdivo (total 16 indications across 9 tumors): Keytruda approvals in: Adjuvant and Metastatic Melanoma, 2L Lung, PP H&N, 2L HCC. Tecentric approvals in: 2L Lung

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Bristol-Myers Squibb

Excellent Commercial Execution & Differentiated Clinical Profile Have Driven Eliquis to Become #1 NOAC Globally

- Eliquis was the 3rd product to enter the novel anticoagulant (NOAC) market in 2012
- Despite 3rd to market entry, effective execution capitalizing on superior clinical profile has driven leadership
  - Dual benefit of higher efficacy and lower bleeding rates
- Generated >$6Bn sales in 2018 and currently represents:
  - #1 NOAC Worldwide
  - #1 Oral Anticoagulant (OAC) in major markets
  - #1 US Prescribed CV Branded Medicine
- Sales results have exceeded or achieved consensus estimates in 19 of 24 quarters since 1Q 2013 (79%)
- Strong account management across hospitals, cardiology, PCPs, networks
- Industry leading use of Real-World Data

Evolution of OAC Market Share in Atrial Fibrillation (AF)[1]

January 2013 – September 2018



75%
50%
25%
0%
#1 OAC
(Feb'16)
#1 NOAC
(Mar'15)
59%
24%
23%
3%
<1%
2013
2014
2015
2016
2017
2018
WARFARIN
XARELTO
ELIQUIS
PRADAXA
SAVAYSA

Eliquis Annual Sales

$Bn; 2013 - 2018



Eliquis
(apixaban) tablets
5 Year CAGR: +113%
0.1
0.8
1.9
3.3
4.9
6.4
2013
2014
2015
2016
2017
2018
Annual Growth:
+430%
+140%
+80%
+46%
+32%

1. Chart represents New-to-Brand (Naïve+Switch) Rxs (NBRx). Eliquis, Xarelto, Pradaxa and Warfarin factored for AF. Savyasa represents all approved indications. Pradxa 110 mg not captured in NBRx. Source: IMS-NP MD (Custom). Retail Only

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Bristol-Myers Squibb

1 Ozanimod has a Proven and Differentiated Profile

Compelling Market Opportunity	**Multiple Sclerosis (MS):** Very large market with potential for increased use of oral medicines • Worldwide sales in 2018 of ~$23B with oral therapies comprising 45% of the market **Inflammatory Bowel Disease (IBD):** Substantial underserved patient population predominantly treated with injectables • Worldwide sales in 2018 of ~$17B with fewer than half of patients being treated due to limitations of current treatment options
Differentiated Product	**MS:** Ozanimod is a potential safe and highly efficacious oral option • Amongst the lowest relapse rates relative to existing oral and injectable options • Favorable safety and tolerability profile with fewer patients experiencing cardiovascular and GI (such as severe diarrhea) events **IBD:** Ozanimod has the potential to be first-in-class safe oral medicine in a treatment space dominated by injectables
Approval Status	• Successful Phase 3 trial in MS, filed in EU and on track to refile in U.S. 1Q 2019 • Proof of concept established in IBD, published in New England Journal of Medicine; FDA submissions pending result of multiple Phase 3 IBD trials ongoing with results expected mid-2020

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Bristol-Myers Squibb

① Ozanimod has Demonstrated a Strong Efficacy Profile and Potentially Best-in-Class Safety Profile in Two Positive Phase 3 Trials

Efficacy among the Best-in-Class in relapsing-remitting multiple sclerosis (RRMS)



Efficacy in RRMS - Lower ARR[2] is superior
Oral
Subcutaneous / intramuscular[1]
IV
0.4
0.3
0.2
0.1
0.0
0.17
0.17
0.18
0.37
0.26
0.28
0.29
0.33
0.16
0.22
Ozanimod
Tecfidera
Gilenya
Aubagio
Plegridy
Avonex
Rebif
Copaxone
Ocrevus
Tysabri

Potentially Best-in-Class Safety Profile

Selective modulation of S1PR-1/5

Differentiated safety profile

Lower rates and severity of CV adverse events compared to Gilenya

Low rate of GI events and overall discontinuations

No reported cases of symptomatic bradycardia or second degree heart block

Diligence focused on 2018 FDA Refusal-to-File letter

Source: FDA labels, clinicaltrials.gov
Note: Cross Trial Comparison
1. Avonex ARR from Ozanimod Phase 3 clinical trial, Rebif ARR from Ocrevus Phase 3 clinical trial
2. Annualized relapse rate (ARR)

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Bristol-Myers Squibb

2 Luspatercept Addresses Important Unmet Needs

Compelling Market Opportunity	**Large underserved patient population living with chronic anemia** • Roughly 90K patients living with low-intermediate risk Myelodysplastic Syndrome in U.S. and EU5 • Only treatment options are ESAs (approximately two-thirds of patients relapse) or life long blood transfusions; options come with considerable safety concerns • Beta Thalassemia patient also have limited treatment options; roughly 16K patients with intermediate-major disease
Differentiated Product	**Novel / First-in-class medicine to treat anemia with a favorable safety profile** • Luspatercept reduces transfusion burden and may lower the risk of complications and death
Approval Status	• Successful Phase 3 trials in Myelodysplastic Syndrome patients that have failed ESAs and Beta-Thalassemia. Expected to be filed in April 2019 • Expansion opportunity into a broader population in Myelodysplastic Syndrome and Beta-Thalassemia via Phase 3 trial already underway

14
Bristol-Myers Squibb

❷ Luspatercept is a First-in-Class Anemia Treatment with Positive Phase 3 Data in Myelodysplastic Syndromes

Significant Improvement in Key Outcome Measures in ESA-exposed low / intermediate risk MDS



Luspatercept
Placebo
53
12
38
13
mHI-E1
RBC-TI2

MEDALIST data selected as "2018 Best of ASH" due to clinical significance of data

Demonstrated benefit to reduce transfusion burden and anemia in Phase 3 MEDALIST trial

Durable responses with a favorable safety profile

Distinct mechanism suggests potential to expand benefit to 1L patients, supported by positive Phase 2 PACE-MDS data (Phase 3 trial ongoing)

Source: ClinicalTrials.gov, Fenaux et al., ASH (2018), Platzbecker et al., Lancet Oncology (2017), Bajar et al., Blood (2014), Celgene website
Notes: 1. mHI-E (modified erythroid response): defined as a hemoglobin increase of ≥ 1.5 g/dL from baseline for ≥ 14 days (in the absence of red blood cell (RBC) transfusions) in non-transfusion dependent patients, or, a reduction of either ≥ 4 units or ≥ 50% of units of RBCs transfused compared to pre treatment in transfusion dependent patients; 2. RBC-TI: RBC-transfusion independence ≥ 8 weeks

15

Bristol-Myers Squibb

3 Liso-cel Profile Emerging as Differentiated for Both Efficacy and Safety in Lymphomas

Compelling Market Opportunity	**Initially targeting the most common form of the most prevalent blood cancer** • Roughly 22K patients in the U.S. and EU5 are treated for Diffuse Large B-Cell Lymphoma* having failed the standard initial treatment • Historical therapies offer poor efficacy with median overall survival of 6-7 months
Differentiated Product	**Unprecedented responses to treatment and improved safety profile over other emerging therapies** **Safety profile may support out-patient administration vs. competitive alternatives which must be administered in the ICU**
Approval Status	• U.S. regulatory submission in 2H2019 will be based on confirming the strength of the data observed to date from the existing clinical trial • Expansion opportunity underway through additional clinical trials in broader populations in DLBCL as well as in CLL

*DLBCL is most common form of Non-Hodgkins Lymphoma

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Bristol-Myers Squibb

3 Liso-cel has a Strong Efficacy Profile with Significantly Improved Complete Response Rates Relative to Standard of Care

Strong Efficacy & Potential Superior Safety Profile

EFFICACY
Response Rate at 6 months



Complete Response
PR
3%
46%
5%[1]
36%[1]
4%
29%
Liso-cel
YESCARTA™
KYMRIAH™

SAFETY
Cytokine Release Syndrome



Grade 1/2
Grade 3/4
Liso-cel
36%
1%
YESCARTA™
81%
13%
KYMRIAH™
51%
23%
Neurotoxicity
Liso-cel
10%
13%
YESCARTA™
56%
31%
KYMRIAH™
40%
18%

U.S. submission expected 2H2019

Maturing data from TRANSCEND NHL study

Differentiated CAR-T

- Precise dose of CD4+ and CD8+
- Consistency in cell dose and function compared to other CAR-T products
- 4-1BB co-stimulation provides predictable CAR-T expansion
- Safety profile supports outpatient administration

Data presented to show potential profile of Liso-cel, which is subject to ongoing investigation, within context of other CAR T treatments. Because clinical trials are conducted under widely varying conditions, and CAR T toxicity grading scales differ across studies, adverse reaction rates and response rates observed in CAR T cell therapy clinical trials cannot be directly compared. *References:* Liso-cel: Efficacy and safety data cut-off May 4, 2018, ASCO 2018 (TRANSCEND NHL-001 Abramson et al); *Efficacy (n=37):* DLBCL CORE cohort dose level 2 includes - NOS de novo and transformed from FL, ECOG 0-1, high-grade B-cell lymphoma. *Safety (n=102):* DLBCL full cohort includes - NOS de novo and transformed from any indolent lymphoma, ECOG 0-2. YESCARTA™: *Efficacy (n=101):* ZUMA-1, ASCO 2017, Neelapu et al. *Safety (n=108):* YESCARTA Prescribing information. KYMRIAH™: *Efficacy (n=93):* JULIET, Schuster et al. NEJM, January 2019 . *Safety (n=111):* KYMRIAH Prescribing Information.

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Bristol-Myers Squibb

④ bb2121 is a First-in-Class agent for Multiple Myeloma

Compelling Market Opportunity	**Multiple Myeloma expected to reach ~$25B+ in sales by 2022** • Roughly 47K patients have failed two or more prior treatments • For patients who have failed the standard initial treatments, existing medicines have limited efficacy with median survival of less than 12 months
Differentiated Product	**bb2121 has potential for transformational efficacy in a very sick patient population** • 96% of patients who had a median of 8 prior treatments responded to therapy and 50% had a complete response vs. current options which deliver modest benefits
Approval Status	• U.S. regulatory submission in late 2019/early 2020 will be based on confirming the strength of the data observed to date from the existing clinical trial • Efficacy supports expansion opportunity through additional ongoing trials into a broader population

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Bristol-Myers Squibb

   bb2121 Demonstrated Transformational Efficacy, with 50% Complete Response Rate in Multiple Myeloma  U.S. submission expected in late 2019/early 2020  Standard Treatment Regimens Across Multiple Myeloma (%)  Emerging bb2121 Profile  ORR 69%-82%  ORR 59%-91%  ORR 29% - 59%  ORR 96%  N= 22  Complete Response PR VGPR        Not for promotional use  bb2121 is being developed by Celgene in partnership with bluebird bio  BCMA is a highly validated target expressed on nearly all Multiple Myeloma cells  CAR-T is an innovative modality to target BCMA  Leverages a state-of-the-art lentiviral construct encoding an anti-BCMA CAR  Novel CAR-T Approach  Transformational Efficacy in Late Line Multiple Myeloma    Data represent transformational efficacy for late-line patients, and potential to meaningfully increase complete remissions for newly-diagnosed patients  4

5 Fedratinib is a First-in-Class Therapy, Under FDA Review for Patients Resistant/Refractory to Jakafi

Compelling Market Opportunity	**First and only option for patients with Myelofibrosis that fail or are intolerant to Jakafi** • Jakafi is the only approved option in Myelofibrosis with sales estimated to reach ~$2B+ in 2024 • Roughly 40% of patients fail or become intolerant to Jakafi
Differentiated Product	**Fedratinib is a potentially Safe and effective option that reduces Myelofibrosis symptom burden**
Approval Status	• Accepted for Priority Review by FDA, PDUFA date of September 3, 2019

20

Bristol-Myers Squibb

 High unmet medical need in MF patients that fail or cannot tolerate Jakafi  EFFICACY (JAKARTA2 Trial)  55% of patients achieved splenic volume reduction of ≥35% compared to baseline at week 24  26% of patients achieved total symptom score ≥50% compared to baseline at week 24  Fedratinib: selective JAK2 inhibitor targeting patients who relapsed from or are intolerant to Jakafi in Myelofibrosis  OPPORTUNITY  Not for promotional use  Fedratinib is a First-in-Class Therapy, Under FDA Review for Patients Resistant/Refractory to Jakafi  >16K prevalent patients in U.S.~$2Bn+ Global Jakafi/Jakavi sales in MF (2024) Limited treatment options – 40% of patients fail Jakafi with no alternatives Accepted for Priority Review by FDA with PDUFA date of September 3, 2019  Source: Evaluate Pharma  5

Early Pipeline and Platforms Support Long-Term Outlook Through Continuous Innovation

- **Long-term revenue outlook** in biopharma is driven by bringing innovative new medicines to patients, which is costly, high-risk, and has long timelines
- Sustained pipeline success requires:
  - strong **leadership**
  - high quality **science**
  - **critical mass** in programs
  - a **diversity** of approaches
- Acquiring Celgene brings additional **talent, quality, diversity,** and **breadth** of pipeline programs and further strengthens our industry-leading capabilities

Platforms for Sustained Leadership and Innovation

CELMoD®
Next wave medicines for myeloma



Protein Homeostasis
Targeting previously un-druggable targets

BCMA
Multiple approaches to most exciting target for treating Multiple Myeloma



Biotech Ecosystem
Alliances expand access to potentially disruptive technologies

Cell Therapy
Several potential best-in-class agents


CAR T CELL

Talent and Capability
Complementary and additive to BMS

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Bristol-Myers Squibb

Significant Optionality in Celgene Early Stage Pipeline and New Technology Platforms

- Transaction provides BMS with an additional >20 Phase 1 and 2 programs, and >30 defined preclinical programs
- New capabilities in **cell therapy** and **protein homeostasis**
- **Strongest position in BCMA:** 5 programs total, first expected BCMA product launch (bb2121), and 3 modalities (CAR-T, TCE, and ADC)
- Early stage pipeline and research capabilities a key focus area of **confidential due diligence**
- Significantly **broadened pipeline** enhances sustainability of BMS long-term growth
- Several **near-term read-outs** from high potential assets among Phase 1/2 portfolio in 2019/2020

High Potential Agents and Pipeline Assets to Watch

JCARH125 (BCMA CAR T)
CAR-T focused on R/R MM
Estimated pivotal study in 2019

bb21217 (BCMA CAR T)
CAR-T focused on R/R MM
Phase I updates in 2019/2020

CC-92480 (CELMoD)
R/R Multiple Myeloma
Estimated pivotal study in 2019

CC-90009 (CELMoD)
CELMoD focused on AML
Estimated pivotal study in 2019

CC-93269 (BCMA TCE)
R/R Multiple Myeloma
Estimated pivotal study in 2019

CC-90011 (LSD1 Inhibitor)
Phase I study for solid tumors

CC-220 (CELMoD)
R/R Multiple Myeloma

CC-90002 (CD47 Mab)
Phase I Study targeting NHL

Source: SEC filings

23

Bristol-Myers Squibb

BMS in 2025: Positioned for Continued Leadership    CHEMISTRY  BIOLOGICS  CELL THERAPY  Underpinned by cutting edgetechnologies and discovery platforms                  With access to additional modality platforms through strong external partnerships     PATIENT-CENTRIC INNOVATION  Broad, Balanced & Earlier Life-Cycle MarketedPortfolio  Positioned for Evolving Access & ReimbursementLandscape  Maturing Ph I/II Pipeline Delivering Next Set of Registrational Assets  FinancialStrength for Continued Investment in Innovation

The Alexandria Center for Life Science West Tower 430 E. 29th Street, New York, NY 10016

Dear Fellow Shareholder:

The Board of Directors of Bristol-Myers Squibb unanimously and strongly supports the proposed acquisition of Celgene. This transaction represents a unique opportunity to create a stronger Bristol-Myers Squibb and deliver significant value for all shareholders. The combined company will be stronger today, and better positioned for sustainable long-term growth. We disagree with those shareholders that have expressed concerns with some aspects of the transaction. Your Board has conducted a rigorous evaluation process, and is highly confident that this is the best strategic option for the Company at this time. We ask for your support, and recommend that you vote your shares “FOR” the proposed transaction with Celgene.

Bristol-Myers Squibb has long been one of the world’s leading global biopharmaceutical companies whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. We believe this transaction is the best option to advance that mission, and to continue to deliver innovative medicines to our patients as a means to create long-term value for our fellow shareholders.

Our strategy has involved creating some of the leading franchises in the world from both internally developed and externally acquired sources. Leveraging our strong commercialization capabilities, we have developed five products that each currently drive over a billion dollars in annual sales, including two of the 10 largest selling drugs in the pharma industry in 2018.

By successfully executing this strategy, we have delivered financial and operational outperformance, including consistent and peer-exceeding increases in revenue, earnings and margins over the last five years. Our acute focus on sustainable growth has resulted in Bristol-Myers Squibb generating 60% of 2018 sales from new products launched over the last five years. The acquisition of Celgene takes the Company to its next chapter in a way that is fully aligned with this strategic foundation.

Bristol-Myers Squibb has transformed its product portfolio more than once, by investing internally and externally with foresight focused on our long-term growth prospects. Our business development effort has been grounded in three main pillars:

1	strategic alignment with therapeutic areas we know well;

2	compelling science focused on transformational medicines; and

3	financial discipline.

We believe the Celgene acquisition fits very well with these three pillars, as outlined below.

VOTE BY TELEPHONE, INTERNET OR MAIL BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD

Through our broad development program and best-in-industry commercial execution, Bristol-Myers Squibb has successfully built two strong growth franchises, Eliquis and Opdivo, that currently represent ~60% of our total sales and have significant opportunity for further growth. While we expect Eliquis and Opdivo to maintain their growth well into the next decade, we are conscious of the fact that in our industry science is always evolving, product development cycles are long and these products will face eventual losses of exclusivity (Eliquis in 2026 and Opdivo beginning in 2028). As stewards for our shareholders and our patients, the Board and management team understand that now is the time to ensure that we will continue to have a robust pipeline for future growth.

Accordingly, as part of our annual comprehensive strategic review process focused on sustaining long-term growth, Bristol-Myers Squibb evaluated a full range of business development opportunities. The process was overseen by a Board comprised of directors with substantial operating experience, financial acumen, scientific expertise and investor perspectives, 10 of whom are independent including five directors who have joined the Board in the past three years.

Having reviewed a full range of opportunities from small collaborations to transformational combinations, we identified Celgene as by far the most compelling opportunity for Bristol-Myers Squibb and its shareholders, given its strategic fit in therapeutic areas we know well, attractive value, and its unique late-stage candidates and diversified but complementary Phase 1 and 2 pipeline. The timing of the transaction was also favorable both in the near-term, as we were able to secure a very favorable price, and for the long-term, as Bristol-Myers Squibb will be strengthened and diversified (focused within our chosen therapeutic areas of oncology and immunology) in an increasingly competitive environment.

In short, the Board firmly believes that the Celgene acquisition is the right transaction at the right time for our shareholders.

A POWERFUL VALUE CREATION OPPORTUNITY FOR OUR SHAREHOLDERS

As described in greater detail in the Fact Sheet regarding this transaction, our March 19 investor presentation and our presentation regarding our ability to deliver value from Celgene’s pipeline1, the Celgene transaction will deliver compelling value to all Bristol-Myers Squibb shareholders. The transaction will deliver:

●	Enhanced product leadership: The combined company will be #1 in oncology, #1 in cardiovascular and top 5 in immunology and inflammation, all of which are substantial growth areas

●	Diversification: Nine current products each with over $1 billion in annual sales, six near-term product launch candidates, a combined total of >50 Phase 1 and Phase 2 clinical programs and more “shots on goal”

-	Significantly reduced concentration of Bristol-Myers Squibb’s top 3 products in 2025 (from approximately 70% of sales on a standalone basis to approximately 45% of sales on a combined basis)

●	A strong late-stage pipeline: This combined pipeline includes six expected near-term product launches (including five from Celgene)

representing more than $15 billion in non-risk adjusted revenue potential; of the six near-term product launches, three (ozanimod, luspatercept and fedratinib) are substantially de-risked with completed Phase 3 trials and completed or near-term submissions to the FDA for approval

-	Bristol-Myers Squibb’s projected total sales from Celgene’s “Big 5” (luspatercept, fedratinib, liso-cel (JCAR017), bb2121 and ozanimod) in 2025 are consistent with Street forecasts

-	Celgene’s “Big 5” are all first-in-class or potentially best-in-class, substantially de-risked assets with potential near-term approvals and expected to be launched in the next 12-24 months; three out of the “Big 5” have completed Phase 3/pivotal trials and two have been submitted for regulatory approval

1 Shareholders can access these documents at www.bestofbiopharma.com.

-	Celgene contributes an enhanced and differentiated platform in the CAR-T space, which has significant long-term potential in oncology given the unprecedented efficacy demonstrated by this modality

-	The Celgene pipeline combined with Bristol-Myers Squibb’s proven and leading commercialization strength will drive tremendous value opportunities for our shareholders

●	A robust early-stage development pipeline: The combined pipeline includes 20 compounds in oncology IO / solid tumors, 11 in oncology/hematology, 9 in cardiovascular/fibrosis and 11 in immunology & inflammation

●	A conservative valuation of currently marketed products: Our valuation of Celgene’s marketed products was underpinned by conservative Revlimid forecasts. Recent positive US Patent and Trademark Office rulings make us even more confident about Revlimid

●	Specific, actionable synergies: The Company has done extensive due diligence to determine the $2.5 billion of sustainable, long-term synergies with identifiable sources from both current Bristol-Myers Squibb and Celgene operations. These synergies are durable given the long-term sustainability of the combined companies, included the strength of Celgene’s 5 late stage assets and broad early stage pipeline

●	Ideal timing: Trading ratio at two-year lows and Celgene P/E near an all-time low when deal was announced

●	Continued financial flexibility: Continued dividend increases and accelerated share repurchase of $5 billion expected to be executed subject to the closing of the transaction, market conditions and Board approval

●	A compelling value proposition: Greater than 40% accretion to Bristol-Myers Squibb standalone EPS in the first year and accretive each year thereafter through 2025, approximately 10% accretive on a discounted cash flow per share basis and IRR of 11% substantially above cost of capital. The transaction also delivers long-term strategic, operational and financial value - the combined company will have sales and earnings increases every year through 2025, and the robust pipeline provides us with many more “shots on goal” in areas that are directly aligned with our therapeutic strengths while continuing to provide financial flexibility to opportunistically source innovation externally

Before embarking on this important transaction, the Board of Directors thoroughly evaluated the acquisition against other alternatives for value creation. The nature of patent cycles in our industry means that companies like ours need to constantly rejuvenate themselves to stay ahead. Bristol-Myers Squibb has done this successfully over the past decade, and now we are focused on executing a program to supplement and eventually replace Opdivo and Eliquis - and sustaining our leadership for the future.

We don’t agree with recent suggestions to aggressively cut R&D and pursue leveraged share repurchases. Given that we operate in an industry that thrives on innovation, this approach is inconsistent with the creation of both sustainable revenue growth and long-term shareholder value. Similarly, in today’s competitive and often overpriced environment for business development, we determined that pursuing a ‘string-of-pearls’ approach to pipeline development would not deliver value or pipeline opportunities that are as compelling as acquiring Celgene.

To that end, Jim Cornelius, who initiated the ‘string-of-pearls’ strategy when he was Chairman and CEO of Bristol-Myers Squibb, agrees that the transaction with Celgene is the next natural step in Bristol-Myers Squibb’s evolution:

“The Celgene transaction enables Bristol-Myers Squibb to buy the “whole necklace” rather than stringing together individual assets. This path forward is a smart move for the long term as it eliminates paying potentially high individual premiums and minimizes certain risks associated with several smaller transactions. Bristol-Myers Squibb and Celgene are a strong strategic and cultural fit and I have already voted 100% of my Bristol-Myers Squibb shares in favor of the transaction. I have the utmost confidence the Bristol-Myers Squibb management team can deliver significant value through this deal and move the pipeline forward through commercial execution.”

Bristol-Myers Squibb is a strong company today with our core franchises and internal pipeline. The Celgene transaction is a unique and compelling opportunity to diversify and further strengthen the Company, both strategically and financially, now and in the future.

We believe the choice for shareholders is clear.

For these reasons, the Bristol-Myers Squibb Board unanimously and strongly believes that the Celgene acquisition is the right transaction at the right time for Bristol-Myers Squibb shareholders – and recommends that you vote your shares “FOR” the proposed transaction with Celgene by signing, dating and returning the Company’s WHITE proxy card at your earliest convenience.

Thank you for your investment and continued support of the Company.

Sincerely,

The Bristol-Myers Squibb Board of Directors

Giovanni Caforio, M.D.	Vicki L. Sato, Ph.D.	Peter J. Arduini	Robert J. Bertolini
Chairman and CEO	Lead Independent Director

Matthew W. Emmens	Michael Grobstein	Alan J. Lacy	Dinesh C. Paliwal

Theodore R. Samuels	Gerald L. Storch	Karen H. Vousden,
Ph.D.

Bristol-Myers Squibb and Celgene: Transaction Fact Sheet

Strategic Benefits of The Transaction	●	BMS strategy is centered on combining the innovation and agility of biotech with the reach and resources of a major pharma company to help patients in their fight against serious disease

	●	The combined company will have a more diversified marketed portfolio and pipeline

		–	The late-stage pipeline will have 6 potential near-term product launches over the next 12 to 24 months, representing more than $15Bn in non-risk adjusted revenue potential

		–	The robust early-stage pipeline provides multiple “shots on goal”, which are underpinned by cutting-edge technologies and discovery platforms that will enable us to accelerate new medicines for patients in our core therapeutic areas

	●	This is the right time to diversify the BMS portfolio to ensure long-term and sustainable growth and value creation. This transaction will leverage the power of the combined assets, people and technologies to position the company for long-term, sustainable growth, focused in key therapeutic areas with unmet medical need

	●	Transaction will create the #1 oncology franchise, with leading positions in both solid and liquid tumors

		–	The transaction also creates a top 5 immunology and inflammation franchise to complement the existing #1 cardiovascular franchise

The Celgene Transaction is Financially Compelling	●	Revenue and EPS growth in every year through 2025

	●	~10% accretive to DCF value per share

	●	~11% IRR, well in excess of ~8% cost of capital

	●	>40% accretive to EPS in the first year, and accretive each year thereafter through 2025

	●	$2.5Bn of sustainable and achievable run-rate cost synergies

	●	>$45Bn of diversified free cash flow in the first three years

	●	<1.5x Debt / EBITDA by 2023

	●	A3/A credit rating provides current and future flexibility

	●	~800 bps accretive to operating margins, even before synergies

	●	Continued dividend increases and accelerated share repurchase of $5bn expected to be executed subject to the closing of the transaction, market conditions and Board approval

The Celgene Opportunity	●	Celgene’s “Big 5” are innovative, substantially de-risked assets with potential near-term approvals

		–	All five are First-in-Class or potentially Best-in-Class

		–	Expected to launch in next 12 to 24 months

		–	Three out of the “Big 5” have successfully completed Phase 3 / pivotal trials and two have been submitted for regulatory approval

		–	Our risk-adjusted outlook for the “Big 5” in 2025 is consistent with consensus, and we believe that the 6 near-term launches (Celgene’s “Big 5” and BMS’s TYK2) have >$15Bn in combined non-risk-adjusted peak sales potential

	●	The robust early-stage pipeline provides multiple “shots on goal”

		–	Celgene adds over 20 programs in clinical development; over 30 defined programs in preclinical development; and multiple novel platforms and capabilities to invent new medicines

		–	Celgene also brings additional talent, quality, diversity and number of pipeline programs to support long-term sustainable revenue growth beyond the life cycles of currently marketed products

	●	The Celgene pipeline plus BMS’ proven and leading commercialization strength creates a tremendous value opportunity

		–	BMS has successfully transitioned a mature portfolio into new growth assets derived from both internal and external sources: ~60% of 2018 BMS sales are from new products launched in the last five years

		–	BMS launches of Opdivo and Eliquis have created industry-leading franchises and exceeded expectations

Conservative Forecasts Support Significant Value Creation Opportunity	●	Our forecasts rely on rigorous analysis of the market opportunity for each product, supported by historical data

		–	Pipeline revenue forecasts were risk-adjusted based on appropriate clinical probabilities of success

	●	Our forecasts for the Celgene pipeline do not rely on every launch becoming a “blockbuster.” That being said, BMS, Celgene and our peers have long, established track records of delivering, on average, substantial sales for their launched products

		–	For example, oncology products launched this decade by BMS and its large cap peers that have been on the market for at least three years, achieved average sales of ~$1.9Bn in 2018A

		–	Moreover, oncology products launched this decade by BMS and its peers through 2018 are expected to grow significantly, such that the street estimates for peak annual sales through 2024 for the “average product” is ~$2.7Bn, with significant variance between products - some very large, but some small

		–	BMS and Celgene also have track records of developing products that yield revenue in excess of the historical averages

–	5 BMS product franchises generated $19.2Bn in 2018 sales (Opdivo, Eliquis, Orencia, Sprycel, Yervoy), an average of $3.8Bn per product

–	4 Celgene product franchises generated $14.4Bn in 2018 sales (Revlimid, Pomalyst, Abraxane, Otezla), an average of $3.6Bn per product

Conservative Forecasts Support Significant Value Creation Opportunity (continued)		–	Street estimates for Celgene’s pipeline revenue as early as 2023 are ~$5Bn, which at industry multiples implies substantial value creation

			–	These products will continue to grow as they achieve peak sales in excess of their ~$5Bn sales in 2023

			–	We forecast $15Bn in non-risk adjusted peak sales from Celgene’s “Big 5” and Bristol’s TYK2

		–	Finally, we believe that there will be additional opportunities to maximize recent value of the Celgene pipeline, when combined with BMS’ industry leading commercialization platform

		–	In short, if the Celgene pipeline of launched products tracks the large cap average precedents (let alone the peak sales averages), this transaction indeed will deliver substantial value to BMS shareholders

	●	We also were conservative in our valuation of the marketed products, including conservative Revlimid forecasts resulting in a valuation of $55Bn vs. $70Bn when using Street forecasts

		–	Recent positive US Patent and Trademark Office rulings make us even more confident about Revlimid

	●	We have done extensive due diligence to determine $2.5Bn of specific, sustainable, long-term synergies with identifiable sources from both current BMS and Celgene operations

		–	These synergies alone will provide over $20Bn of value

		–	As discussed below, these synergy estimates are consistent with precedent deals in the sector and have been received positively by research analysts

	●	We have strong conviction that the marketed products are worth $55Bn (this value is well below Street consensus views, which attribute significantly higher values to the marketed products), and the substantial and well-supported synergies are worth more than $20Bn. We do not agree with Starboard’s valuation of Celgene and the methodology used to reach their conclusion.

		–	Any way you look at it, the Celgene transaction represents extraordinary value to our shareholders

	●	Our conservative forecasts support an overall valuation of Celgene of ~$120Bn inclusive of synergies and we are paying $90Bn of enterprise value (excluding CVR)

Identified Cost Synergies Poised to Deliver Over $20 Billion of Shareholder Value	●	We performed thorough due diligence to determine the $2.5Bn of identifiable and sustainable synergies from the combined company, from three primary sources:

		–	Leveraging the combined scale by eliminating duplicate spend and resources globally

		–	Procurement savings from leveraging the larger spend base and reducing duplicate areas of spend with third parties

		–	Cost avoidance savings by leveraging capabilities that uniquely come from either company

	●	The cost savings are expected to be generated from manufacturing (~10%), R&D (~35%) and SG&A (~55%) and will be achieved within three full years post close

	●	We have a track record of delivering on our plans. We recently executed an internal efficiency program (announced Q3 2016) where significant operational changes were successfully implemented, while continuing to maintain favorable R&D productivity metrics and beating internal and external commercial performance expectations (see page 94 of March 19, 2019 presentation)

Identified Cost Synergies Poised to Deliver Over $20 Billion of Shareholder Value (continued)	●	The $2.5Bn of identified run-rate synergies will be generated from the ongoing business of the combined company, which is supported by Celgene’s 5 late stage assets - three of which have successfully completed Phase 3 / pivotal trials with two under regulatory review and a third expected to be submitted in April and Celgene’s broad early-stage pipeline with >20 Phase 1 and 2 programs and >30 pre-clinical opportunities

	●	In fact, we have received clear support from both sell-side analysts and shareholders on our $2.5Bn projected synergies and the sustainability of those synergies

		–	We believe that this reflects their understanding of the established pharmaceutical industry where companies are run as ongoing businesses, replacing declining revenue products with new revenues from the pipeline, rather than as run-offs of only the current marketed product portfolio

		–	Our methodology is also validated in practice from other large-scale pharmaceutical acquisitions (e.g. Merck/Schering Plough, Pfizer/Allergan)

	●	In addition, our synergy estimates are consistent with precedent large pharma transactions at ~13% of combined company operating expenses

	●	Wall Street research commentary supporting our position:

		–	“We believe that a healthy mix of complementary and overlapping capabilities should allow the NEWCO to easily achieve its ~$2.5B cost synergy target by the third full-year (3Q22E).” (SunTrust 1/6/19 - page 2)

		–	“Beyond contributions from blockbuster franchises on the top line, we are particularly encouraged by roughly $2.5 billion in annual cost synergy savings by 2022, highlighted by 55%, 35%, and 10% cost synergies in SG&A, R&D, and manufacturing, respectively.” (William Blair 1/3/19 - page 2)

		–	“Nonetheless, we value … the cost synergies at ~$23B (in line with Bristol’s >$20B), which suggests Celgene is worth … ~$122/share in this merger.” (BMO 3/20/19 - page 1)

Led by a Team with a Record of Financial and Operational Outperformance	●	Strong operating performance

		–	Five-year CAGRs for net revenue and adjusted EPS of 7% and 17%, respectively, both in excess of peer median, with adjusted operating margin up 725 basis points over that time period

	●	Consistent execution

		–	Met or exceeded top line and EPS guidance and estimates on an annual basis each year since 2013

	●	History of portfolio transition success

		–	BMS has transitioned its portfolio over the last five years, with approximately 60% of 2018 sales coming from new products launched during that period

	●	BMS has a lean structure. Its manufacturing network, SG&A and organizational structure are leaner than peers

	●	Strong R&D productivity

		–	Leading efficiency in R&D spend

		–	Greater success than peers in late-stage oncology performance

		–	Beyond oncology, also developed leading franchises in immunoscience and cardiovascular

Robust Strategic Review and Comprehensive Diligence Process	●	The Board conducted a robust and comprehensive process to come to the unanimous conclusion that the Celgene acquisition was the best value creation opportunity available

		–	Considered a wide range of alternatives since early 2018 as we funneled ideas from a very broad universe to approximately 20 of the best opportunities, ultimately selecting Celgene

	●	Throughout the process, the Board has been highly engaged and involved every step of the way. We had 8 Board meetings to discuss the Celgene opportunity in addition to further review by the Board’s Science and Technology Committee

	●	As part of our process, BMS undertook an extensive 6-month due diligence process to thoroughly understand Celgene’s opportunities and risks

		–	That led to 5 weeks of confidential due diligence under NDA in which BMS had dozens of biotech experts, IP specialists, business leaders, operational professionals and others review Celgene’s business

		–	BMS’ confidential due diligence process compares favorably to all completed acquisitions of public biopharma companies over $40Bn in the past 10 years, all of which had between 10 and 15 days of post-NDA due diligence

Mitigated Transaction Risks and Established Integration Plan	●	Experienced Board involved at all stages of the process, including a Board Integration Committee to oversee all aspects of merger integration

	●	Transaction analysis and model based on conservative, risk-adjusted projections for Celgene, including using more conservative projections for Revlimid

		–	Near-term forecasts below both Street consensus and Celgene management projections, primarily driven by Revlimid

	●	Identified $2.5Bn of actionable, sustainable, run-rate cost synergies and a plan to achieve them by the third full year

		–	Integration strategy reinforced by a revised compensation plan designed to drive successful execution in short- and long-term

	●	Negotiated a better deal for BMS shareholders, including a price reduction and a Contingent Value Right (CVR)

	●	Specific, actionable integration plan that is being executed and led by an experienced team focused on maximizing shareholder value

		–	Highly focused and committed to a successful integration - we have a strong team with functional leaders from both companies with proper accountability

		–	The integration will benefit from the complementary nature of the businesses and Celgene’s relatively small employee base and smaller footprint, but that has not lessened our focus on the integration process

A Board Well- Qualified to Evaluate the Transaction	●	The process was led by a Board with substantial operating expertise, which includes 10 independent directors, 5 new directors added in the last 3 years and an average tenure well below the S&P average

	●	Significant M&A experience as C-Level executives and / or as public company directors

		–	Have overseen over $170Bn in transactions (transactions greater than $5Bn), as C-Level executives and / or directors

	●	The Board is singularly focused on driving value for BMS shareholders

Cutting R&D to Fund Share Repurchases is Not the Right Path Forward	●	The combined company will have a robust and productive R&D spend

		–	R&D is a vital component of our strategy as it leads to new medicines for patients in their fight against serious disease

		–	We evaluated and dismissed an alternative strategy that consisted of aggressive cuts to R&D coupled with share repurchases. A research analyst recently outlined the concerns with this approach for BMS: “…R&D cost cuts standout as potentially counterproductive, as a 500bps reduction in spend would make it difficult for BMY to keep pace in the high cost immuno- oncology development space, with the proposed spend reduction leaving BMY with half the absolute R&D spend as IO leader (MRK)” (BAML, 3/19/19)

	●	BMS already has a proven track record of cost savings, without starving R&D:

		–	Reduced SG&A spend as a % of sales by ~1000bps since 2013

		–	Improved adjusted operating margin by 725bps since 2013

	●	BMS has strong R&D productivity

		–	Leading efficiency in R&D spend

		–	Greater success than peers in late-stage oncology

		–	Beyond oncology, we’ve also developed leading franchises in immunoscience and cardiovascular

	●	The future of any pharmaceutical company depends on R&D and business development, and aggressive R&D cuts would compromise BMS’ future success

The Timing Was Right	●	The Celgene transaction delivers substantial benefits at a very favorable price

	●	Celgene was trading at less than 7x P/E at the time of the deal - which is very low relative to its history and relative to other industry peers

	●	We acquired Celgene for approximately 10x P/E after accounting for the premium

		–	The median P/E multiple paid in comparable transactions is more than 20x, and the lowest multiple deal was priced at approximately 13x

	●	The timing was also advantageous as the trading ratio between our share price and Celgene’s share price was at its lowest point in over two years

	●	Celgene’s share price was at a significant discount to analyst price targets at the time of the transaction and even our premium offer price was below analyst targets at the time of announcement

		–	While Celgene’s share price declined almost 30% during the fall of 2018, analyst price targets had not moved materially, reflecting that Celgene’s fundamentals had not changed

The Timing Was Right (continued)	●	The timing of announcement was at a low point in biotech sentiment

		–	Celgene’s trading performance effectively tracked the Biotech Index (XBI) during fall 2018 and leading up to the announcement - reflecting overall poor sentiment for biotech stocks during this period

		–	Since announcement, the Biotech Index (XBI) is up more than 20%

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on February 1, 2019 and February 20, 2019, containing a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb. The registration statement was declared effective by the SEC on February 22, 2019, and Bristol-Myers Squibb and Celgene commenced mailing the definitive joint proxy statement/prospectus to stockholders of Bristol-Myers Squibb and Celgene on or about February 22, 2019. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/ investor-contacts.html. Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 25, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 26, 2019, as amended on March 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Bristol-Myers Squibb and Celgene filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.

You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb’s or Celgene’s projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.

This communication contains non-GAAP financial measures that are adjusted to exclude certain costs, expenses, gains and losses and other specified items that are evaluated on an individual basis. Non-GAAP information is intended to portray the results of our baseline performance, supplement or enhance management, analysts and investors overall understanding of our underlying financial performance and facilitate comparisons among current, past and future periods. This information is not intended to be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in method and in the items being adjusted.